As filed with the Securities and Exchange Commission on August 27, 2002

Registration No. 333-81206

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STARBASE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	33-0567363 (IRS employer Identification number)

4 Hutton Centre Drive, Suite 800
Santa Ana, CA 92707-8713
(714) 445-4400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas S. Norman
4 Hutton Centre Drive, Suite 800
Santa Ana, CA 92707-8713
(714) 445-4400
(Name, address, including zip code, telephone number, including area code, of agent for service)

COPY TO:
Martin Eric Weisberg, Esq.
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
(212) 704-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount	Aggregate	Aggregate	Amount of
Title of each class of	To Be	Price Per	Offering	Registration
Securities to be registered	Registered(1)	Share(2)	Price	Fee

Common Stock, par value $0.01 per share	558,964	$0.57	$318,609.48	$29.31 (3)

(1)	Represents the shares of common stock being registered for resale by the selling stockholders. Pursuant to Rule 416, the shares of common stock offered hereby also include such presently indeterminate number of shares of common stock that may be issued as a result of anti-dilution provisions included in the convertible debenture and warrant agreements, including, among others, stock splits, stock dividends and similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average ($0.57) of the high ($0.62) and low ($0.52) price of the common stock on the Nasdaq National Market® on August 21, 2002.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

An Exhibit Index appears on page E-1

The information on this prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 27, 2002

PROSPECTUS

558,964 shares

Starbase Corporation

Common Stock
par value $0.01 per share

•	The shares of common stock offered by this prospectus are being sold by the selling stockholders.

•	We will not receive any proceeds from the sale of these shares and we will bear all costs and expenses associated with the preparation and filing of this registration statements.

•	Our common stock is traded on the Nasdaq SmallCap Market ® under the symbol “SBAS.” (As a result of a one-for-ten reverse split, our common stock will trade under the symbol “SBASD” until August 29, 2002.) On August 26, 2002 the last reported sale price for our common stock as reported by the Nasdaq Market® was $0.90 per share.

•	Concurrently with this offering, we have an effective registration statement registering 19,672,983 shares of our common stock for resale by selling stockholders pursuant to a separate prospectus effective prior to the one-for-ten reverse split. After the reverse split, this prospectus represents approximately 1,967,298 shares of our common stock. The selling stockholders currently are permitted to sell shares under that prospectus.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading “Risk Factors” beginning on page 4 of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August ___, 2002

Prospectus Summary
Risk Factors
Forward — Looking Statements
Use of Proceeds
Selling Stockholders
Plan of Distribution
Where You Can Find More Information
Indemnification of Directors and Officers
Legal Matters
Experts
SIGNATURES
EXHIBIT INDEX
EXHIBIT 23.2

Prospectus Summary	3
Risk Factors	4
Forward-Looking Statements	10
Use of Proceeds	10
Selling Stockholders	11
Plan of Distribution	14
Where You Can Find More Information	15
Indemnification of Directors and Officers	16
Legal Matters	16
Experts	16

Prospectus Summary

This registration statement covers the registration of 558,964 shares of our common stock issued as payment for liabilities in the aggregate amount of $2.5 million owed by us to the selling stockholders.

About Us

     We provide software management tools and professional consulting services to assist our customers in managing their development projects from beginning to end and allowing them to develop their software solutions and applications in a more efficient manner. Our tools enable geographically dispersed software developers to work as a team over corporate intranets and the Internet. Our flagship product, StarTeam, focuses primarily on supporting joint development efforts through collaboration regardless of the location or time. Our Caliber products provide requirements management capabilities that help customers define their software project and meet end-user needs. Our customers include management information systems executives, software developers, sales and marketing personnel, graphic designers and Webmasters.

Recent Developments

On July 29, 2002, we held a special meeting of stockholders where our stockholders approved a one-for-ten reverse split of our common stock and an equity financing agreement to raise approximately $12.0 million through the sale of convertible preferred stock and warrants to institutional investors in a private placement. Proceeds of the financing will be used for working capital. The reverse split became effective on July 31, 2002. As a result of the reverse split there are now approximately 8,737,144 shares of our common stock outstanding. All share and per share information has been restated to reflect such reverse split.

We received notification from some investors that they were terminating their obligations under the purchase agreement, which was scheduled to close on August 13, 2002. As a result, we have postponed the closing date of the private placement indefinitely and are analyzing our alternatives related to the financing.

Risk Factors

Our business is subject to a variety of risks and special considerations. As a result, our prospective investors should carefully consider the risks described below and the other information in this document as well as the information incorporated by reference, before deciding to invest in our shares of common stock.

Our business, financial condition and results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS ASSOCIATED WITH THE COMPANY

WE HAVE A HISTORY OF LOSSES AND WE EXPECT TO INCUR FUTURE LOSSES IF WE ARE UNABLE TO SUCCESSFULLY AND COST EFFECTIVELY DEVELOP, MARKET AND DISTRIBUTE OUR PRODUCTS

Since our inception, we have had a history of losses and as of June 30, 2002 we had an accumulated deficit of $183.4 million. Further, the cash requirements to run our business have been and will continue to be significant. In the past, we had negative cash flow from operations. We anticipate incurring additional losses until we can successfully develop, market and distribute our products. Developing our software products is difficult and time consuming and requires the coordinated participation of various technical and marketing personnel and, at times, independent third-party suppliers. If our personnel and third parties are unable to work together and coordinate their efforts in order to quickly and cost-efficiently develop our products, the development process may encounter delays, which could lead to increased operating expenses and future losses. The likelihood of the success of our business must be considered in light of the problems, expenses, difficulties, complications and unforeseen delays frequently encountered in connection with the development of new software technologies. Further, our ability to achieve or sustain our revenue or profit goals depends on a number of factors outside of our control, including the extent to which:

•	there is market acceptance of commercial services utilizing our products;

•	our competitors announce and develop competing products or significantly lower their prices; and

•	our customers promote our product.

IF WE ARE UNABLE TO ACHIEVE POSITIVE OPERATING RESULTS, WE MAY NEED TO RAISE ADDITIONAL CAPITAL AND MAY NOT BE ABLE TO CONTINUE TO OPERATE AS A GOING CONCERN

In the past, we have used cash from outside financing to fund our operations. If we cannot achieve positive operating results and positive cash flow, we may need to raise additional funds. There can be no assurances that funds may be raised on acceptable terms or when needed, if at all. If we cannot raise necessary funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated capital requirements, which could have a material adverse effect on our business, operating results and financial condition. If we are unable to achieve positive operating results and are unable to raise additional funds, we may need, among other things, to sell our assets, to further reduce our workforce or to close facilities.

At June 30, 2002, our current capital resources were $8.1 million and consisted of $1.9 million of cash and $6.2 million of accounts receivable. We also had $5.8 million in liabilities that will need to be paid with cash and negative working capital of $4.1 million.

Management believes, based upon projected operating needs, that our working capital is insufficient to maintain our current level of operating activities through March 31, 2003. We have also experienced recurring losses from operations and have negative working capital at June 30, 2002. These factors, among others, raise substantial doubt about our ability to continue as a going concern. On July 29, 2002, we held a special meeting of stockholders where our stockholders approved a one-for-ten reverse split of our common stock and an equity financing agreement to raise approximately $12.0 million through the sale of convertible preferred stock and warrants to institutional investors in a private placement. Proceeds of the financing will be used for working capital.

We received notification from some investors that they were terminating their obligations under the purchase agreement, which was scheduled to close on August 13, 2002. As a result, we have postponed the closing date of the private placement indefinitely and are analyzing our alternatives related to the financing.

WE HAVE PREVIOUSLY INCURRED AND MAY INCUR FUTURE IMPAIRMENT LOSSES RELATED TO INTANGIBLE ASSETS FROM PRIOR ACQUISITIONS WHICH COULD NEGATIVELY AFFECT OUR FUTURE OPERATING RESULTS

During the year ended March 31, 2002, we had an impairment write-down of $64.8 million related to intangible assets from prior acquisitions. If our operating performance and the overall market environment do not improve, we may incur additional write-downs of our remaining intangible assets that could adversely affect our financial position, our operating results and our ability to raise additional financing.

WE RELY HEAVILY ON SALES OF STARTEAM AND IF IT DOES NOT SUSTAIN MARKET SHARE OR ITS ACCEPTANCE DECREASES, WE ARE LIKELY TO EXPERIENCE LARGER LOSSES

For the quarter ended June 30, 2002, we generated 56% of our total revenues and 75% of our licensing revenues from licenses of our StarTeam product line. We believe that revenues generated from StarTeam will continue to account for a large percentage of our revenues for the foreseeable future. A decline in the price of, or demand for, StarTeam would have a material adverse effect on our business, operating results and financial condition. The following events may reduce the demand for StarTeam:

•	competition from other products;

•	flaws in our software products or incompatibility with third-party hardware or software products;

•	negative publicity or evaluation of our company; or

•	obsolescence of the hardware platforms or software environments in which our systems run.

In addition, our future financial performance will depend upon successfully developing and selling enhanced versions of StarTeam. If we fail to deliver product enhancements or new products for our customers it will be difficult for us to succeed.

IF WE DO NOT CONTINUE TO RECEIVE REPEAT BUSINESS FROM EXISTING CUSTOMERS, OUR REVENUE WILL SUFFER

We generate a significant amount of our software license revenues from existing customers. Most of our current customers initially purchase a limited number of licenses as they implement and adopt our products. Even if the customer successfully uses our products, customers may not purchase additional licenses to expand the use of our products. Purchases of expanded licenses by these customers will depend on their success in deploying our products, their satisfaction with our products and support services and their use of competitive alternatives. A customer’s decision to widely deploy our products and purchase additional licenses may also be affected by factors that are outside of our control or which are not related to our products or services. In addition, as we deploy new versions of our products or introduce new products, our current customers may not require the functionality of our new products and may decide not to license these products.

IF WE ARE UNABLE TO FURTHER INTEGRATE THE OPERATIONS OF TECHNOLOGY BUILDERS, INC., WE MAY NOT BE ABLE TO SUCCESSFULLY CONTINUE TO DEVELOP AND MARKET TECHNOLOGY BUILDERS’ PRODUCTS AND OUR REVENUES MAY SUFFER

We acquired Technology Builders, Inc. on February 23, 2001. The success of this acquisition will depend on our ability to:

•	successfully integrate and manage its technology and operations;

•	retain its software developers;

•	develop and market new products and enhance existing products based on its technology; and

•	retain its customer base.

Our failure to successfully address the risks associated with our acquisition of Technology Builders could hurt our ability to develop and market products based on Technology Builders’ technology.

RISKS ASSOCIATED WITH THE INDUSTRY

WE FACE INTENSE COMPETITION FOR APPLICATION SOFTWARE WHICH COULD MAKE IT DIFFICULT FOR US TO ACQUIRE AND RETAIN CUSTOMERS AND ADVERSELY AFFECT OUR OPERATING RESULTS

The application software market is intensely competitive and rapidly evolving. Our customers’ requirements and the technology available to satisfy those requirements continually change. We expect competition to intensify in the future. Our principal competitors include in-house development efforts by potential customers or partners, vendors of code management software, and vendors of content management software. Many of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share. Potential competitors may bundle their products in a manner that may discourage users from purchasing our products. In addition, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Competitive pressures may make it difficult for us to acquire and retain customers and may require us to reduce the price of our software in order to attract new customers and keep existing customers. If we have to reduce the purchase price of our software, our revenues may decrease. If we fail to compete successfully against current or future competitors, we could lose customers and our business, operating results and financial condition would suffer.

IF WE FAIL TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS, THE MARKET ACCEPTANCE OF OUR PRODUCTS AND OUR FINANCIAL PERFORMANCE MAY SUFFER

To date, the majority of our revenue came from our direct sales efforts. To offer products and services to a larger customer base, our direct sales force depends on strategic partnerships and marketing alliances to obtain customer leads, referrals and distribution. If we are unable to maintain our existing strategic relationships or fail to enter into additional strategic relationships, our ability to increase our sales will be harmed. We would also lose anticipated customer introductions and co-marketing benefits. In addition, our strategic partners may not regard us as significant for their own businesses. Therefore, they could reduce their commitment to us or terminate their relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our products and services. Even if we succeed in establishing these relationships, they may not result in additional customers or revenues.

WE HAVE LIMITED EXPERIENCE CONDUCTING OPERATIONS INTERNATIONALLY, WHICH MAY MAKE OVERSEAS EXPANSION MORE DIFFICULT AND COSTLY

To date, we have derived most of our revenues from sales to North American customers. We plan to expand our international operations in the future. There are many barriers and risks to competing successfully in the international marketplace, including:

•	costs of customizing products for foreign countries;

•	foreign currency risks;

•	dependence on local vendors;

•	compliance with multiple, conflicting and changing governmental laws and regulations;

•	longer sales cycles; and • import and export restrictions and tariffs.

As a result of these competitive barriers to entry and risks, we cannot assure you that we will be able to successfully market, sell and deliver our products and services in international markets.

IF WE FAIL TO EFFECTIVELY MANAGE AND SUPPORT OUR ANTICIPATED GROWTH IN OPERATIONS, WE MAY NOT ACHIEVE FUTURE REVENUE GROWTH AND PROFITABILITY

To succeed in the implementation of our business strategy, we must rapidly execute our sales strategy, further develop and enhance products and expand our service capabilities. To manage anticipated growth resulting from this strategy, we must:

•	continue to implement and improve our operational, financial and management information systems;

•	hire, train and retain qualified personnel;

•	continue to expand and upgrade core technologies; and

•	effectively manage multiple relationships with our customers, applications developers and other third parties.

If we fail to manage and support our growth as planned, our business strategy, the anticipated growth in revenues and our profitability may not be achieved.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD RESULT IN THE USE OF OUR TECHNOLOGY BY COMPETITORS OR OTHER THIRD-PARTIES

Our success depends significantly on our ability to protect our proprietary technologies. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services to our detriment. We rely on a combination of trade secrets, patents, confidentiality provisions and other contractual provisions to protect our proprietary rights, but these legal means provide only limited protection.

OUR PRODUCTS USE TECHNOLOGY THAT MAY INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES, WHICH MAY EXPOSE US TO LITIGATION AND OTHER COSTS

As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. For example, we inadvertently may be infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to infringe such patent when it is issued in the future. To address any patent infringement claims, we may have to enter into royalty or licensing agreements on commercial terms that are not favorable to us. A successful claim of patent infringement against us, or our failure to license the infringed or similar technology, may cause us to delay or cancel shipment of our products or result in significant costs. This could hurt our revenues and profitability and result in a material adverse effect on our business, operating results and financial condition. In addition, any infringement claims, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management attention from administering our core business.

OUR FAILURE TO DELIVER DEFECT-FREE SOFTWARE COULD RESULT IN GREATER LOSSES AND HARMFUL PUBLICITY

Our software products are complex and may contain defects or failures. Moreover, third parties may develop and spread computer viruses that may damage the functionality of our software products. Any of these events may result in delayed or lost revenues, loss of market share, failure to achieve market acceptance, reduced customer satisfaction, diversion of development resources, product liability or warranty claims against us, and damage to our reputation. Although we maintain liability insurance, this insurance coverage may not be adequate to cover losses from claims against us. Further, defending a product liability lawsuit, regardless of its merits, could harm our business because it entails substantial expense and diverts the time and attention of key management personnel.

RISKS ASSOCIATED WITH OUR COMMON STOCK

IF THE PRICE OF OUR COMMON STOCK REMAINS BELOW $1.00, OUR COMMON STOCK MAY BE DELISTED FROM NASDAQ

Prior to the one-for-ten reverse split of our common stock on July 31, 2002, the price of our stock was below $1.00. The National Association of Securities Dealers, Inc. has established certain standards for the continued listing of a security on the Nasdaq National Market and the Nasdaq SmallCap Market. The standards for continued listing on either market require, among other things, that the minimum bid price for the listed securities be at least $1.00 per share. A deficiency in the bid price maintenance standard will be deemed to exist if the issuer fails the individual stated requirement for thirty consecutive trading days, with a 90-day cure period, with respect to the Nasdaq National Market, and a 180-day cure period with respect to the Nasdaq SmallCap Market. On February 14, 2002, we received a 30-day deficiency notice from The Nasdaq Stock Market, Inc., for failure to comply with the $1.00 minimum bid price per share for the last 30 consecutive trading days. We transferred to the Nasdaq SmallCap Market on May 28, 2002, in order to take advantage of the longer 180-day cure period. If the price deficiency is cured during the 180-day period, and we otherwise continue to comply with the Nasdaq National Market maintenance standards, we could then transfer back to the Nasdaq National Market by February 10, 2003. If we do not comply with the $1.00 minimum bid price at the end of the 180-day cure period, we may also be eligible for an additional 180 calendar day grace period provided we meet the initial listing criteria for the Nasdaq SmallCap Market. If our common stock were to be excluded from Nasdaq, the prices of our common stock and the ability of holders to sell such stock would be adversely affected, and we would be required to comply with the initial listing requirements to be relisted on Nasdaq.

IF OUR OUTSTANDING WARRANTS AND OPTIONS ARE EXERCISED, THERE WILL BE FURTHER DILUTION TO OUR COMMON STOCKHOLDERS

As of June 30, 2002, we had 383,691 warrants to purchase the equivalent number of shares of our common stock outstanding at prices ranging from $3.20 to $68.13. In addition, as of June 30, 2002, we had 2,226,856 stock options granted outstanding with a weighted-average exercise price of $25.88, of which 1,204,329 are exercisable at a weighted-average exercise price of $28.98. Exercise of either the outstanding warrants or granted stock options will dilute the position of our common stockholders.

Forward — Looking Statements

In this prospectus, we make statements about our future financial condition, results of operations and business. These are based on estimates and assumptions made from information currently available to us. Although we believe these estimates and assumptions are reasonable, they are uncertain. These forward-looking statements can generally be identified because the context of the statement includes words such as may, will, except, anticipate, intend, estimate, continue, believe or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements, including those listed under the heading “Risk Factors” and other cautionary statements in this prospectus.

Use of Proceeds

The selling stockholders are selling all of the shares covered by this prospectus for their own accounts. Accordingly, we will not receive any proceeds from the resale of the shares. We will bear all expenses relating to this registration except for brokerage or underwriting commissions and expenses, if any, which the selling stockholders will pay.

Selling Stockholders

     This prospectus covers the resale by the selling stockholders of 558,964 shares of common stock issued to and acquired by the selling stockholders as payment for liabilities owed by us to the selling stockholders.

     Except as indicated in the tables below, the shares that may be offered and sold pursuant to this prospectus represent all of the shares owned by each named selling stockholder.

     We are registering the shares of common stock offered in this prospectus with the SEC to permit public secondary trading. As a result, the selling stockholders may offer all or part of the shares for resale to the public from time to time.

     The table below lists information regarding the selling stockholders’ ownership of shares of our common stock. Information concerning the selling stockholders may change from time to time. To the extent that the selling stockholders or any of their representatives advise us of such changes, we will report those changes in a supplement to this document, if required. Except as set forth in this prospectus, to our knowledge, no selling stockholder has held any position of office, or has had any material relationship, with us or any parties related to us, within the past three years. The percentage of ownership columns set forth in the tables below are based upon approximately 8,737,144 shares of common stock outstanding as of July 31, 2002 plus the number of shares beneficially owned by the selling stockholder.

     Each of the selling stockholders has agreed to limit its sale of the shares to a percentage of the daily or weekly treading volume of our common stock, as reported by Bloomberg Financial Markets.

•	UBS Warburg has agreed to limit the sales of its shares to 20% of the immediately preceding day’s daily trading volume.

•	SG Cowen has agreed to limit the sales of its shares to 20% of the immediately preceding week’s trading volume.

•	Each of DHR International, Inc., James R. Azar, eRunway, Inc., Kurt Motamedi and Jacob Sheftel has agreed that on any trading day, each individual or entity, will limit its daily sales of its shares to 10% or less of the immediately preceding day’s daily trading volume.

The Amount Offered column assumes no sales are effected by the selling stockholders during the offering period other than under the registration statement.

				Amount	Percentage
	Amount	Percentage		Beneficially	Beneficially
	Beneficially	Beneficially		Owned	Owned
	Owned Prior to	Owned Prior	Amount	Following	Following
Name	Offering	to Offering	Offered	Offering	Offering

UBS Warburg(1)	166,015	1.9%	166,015	0	0%
SG Cowen(2)	288,756	3.3	279,123	0	0
DHR International, Inc.(3)	27,138	*	27,138	0	0
James R. Azar(4)	32,264	*	15,853	0	0
eRunway, Inc.(5)	40,047	*	40,047	0	0
Kurt Motamedi(6)	21,301	*	11,801	0	0
Jacob Sheftel	18,987	*	18,987	0	0

*	Represents less than one percent.

(1)	Toby Nuber is the natural person who exercises control over these shares.

(2)	9,633 shares of common stock issuable upon exercise of warrants owned prior to the offering are not included in this offering. Jeff Harmon is the natural person who exercises control over these shares.

(3)	David Hoffmann, Chief Executive Officer of DHR International, Inc., is the natural person who exercises control over these shares.

(4)	16,411 shares of common stock owned prior to offering are not included in this offering. James R. Azar was a vice president of the Caliber division of our company until June 14, 2002.

(5)	Thomas R Holler, Chief Financial Officer of eRunway, Inc., is the natural person who exercises control over these shares.

(6)	9,500 shares of common stock owned prior to offering are not included in this offering.

Agreements with the selling stockholders

     On January 29, 2001, we entered into a letter agreement in which we engaged UBS Warburg LLC to act as financial advisor on our behalf for a period of one year to perform certain financial advisory and investment banking services in connection with a potential acquisition by us. We agreed to pay UBS Warburg a transaction fee of $1,000,000, if we consummated the acquisition or if we entered into a definitive agreement in connection with the potential acquisition. We also agreed to reimburse UBS Warburg for expenses reasonably incurred by it in entering into and performing the services under the agreement.

     We subsequently entered into another letter agreement with UBS Warburg on December 3, 2001, which amended and supplemented the January 29, 2001 letter agreement. We agreed to pay, in full satisfaction of the $1,000,000 transaction fee and expenses owed by us to UBS Warburg, (i) $150,000 in cash as partial payment of the transaction fee, (ii) $32,262 in cash for expenses incurred by UBS Warburg, and (iii) registered shares of our common stock equal to the remaining $850,000 of the transaction fee, based on a 20% discount to the trading price of our common stock on the trading day preceding the date we filed a registration statement with the SEC to register the new shares for UBS Warburg. With respect to the issuance of these shares, we relied on the exemption afforded by Section 4(2) of the Securities Act of 1933, as amended that is applicable to the issuance of these shares as transactions by an issuer not involving a public offering. UBS Warburg has represented to us, among other things, that is an accredited investor and that it is acquiring these shares for its own account and not with a view to or for sale in connection with a distribution of the shares.

     In February 2001, we entered into a letter agreement in which we engaged SG Cowen Securities Corporation to act as financial advisor on our behalf for a period of one year to perform financial advisory and investment banking services in connection with the possible acquisition by us of worldweb.net, Inc., and advisory services in connection with the possible acquisition by us of Technology Builders, Inc. We agreed to pay to SG Cowen a transaction fee equal to $600,000 upon the consummation or execution of a definitive agreement in connection with the closing of each of the worldweb.net, Inc. transaction and the Technology Builders, Inc. transaction, totaling $1,200,000 in the aggregate. We agreed to reimburse SG Cowen for travel and all other reasonable out of pocket expenses incurred in connection with this engagement.

     We subsequently entered into another letter agreement with SG Cowen on December 10, 2001, in which we agreed that in contemplation of the payment of approximately $1.2 million in fees and expenses owed to SG Cowen by us under the February 2001 letter agreement, we would pay $150,000 in cash to SG Cowen and issue to them 2,791,235 restricted shares of our common stock, which was converted to 279,123 shares after the one-for-ten reverse split. With respect to the issuance of these shares, we relied on the exemption afforded by Section 4(2) of the Securities Act of 1933, as amended that is applicable to the issuance of these shares as transactions by an issuer not involving a public offering. SG Cowen has represented to us, among other things, that is an accredited investor and that it is acquiring these shares for its own account and not with a view to or for sale in connection with a distribution of the shares.

     We had outstanding liabilities in the aggregate amount of approximately $600,000 owed to the other selling stockholders for liabilities incurred in the ordinary course of business. We have agreed with each of these selling stockholders to issue an aggregate of 1,138,278 shares of our common stock as payment in full satisfaction of the respective liabilities owed to each of these selling stockholders. These shares were converted to 113,826 shares after the one-for-ten reverse split. We relied on the exemption afforded by Section 4(2) of the Securities Act of 1933, as amended that is applicable to the issuance of these shares as transactions by an issuer not involving a public offering.

Registration Rights

     We agreed with each of the selling stockholders to file a registration statement covering the resale of the shares of common stock. Accordingly, in recognition of the fact that the selling stockholders may wish to be legally permitted to sell the shares when they deem appropriate, we filed with the SEC a registration statement on Form S-3, of which this prospectus is part. We also will prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the date on which the shares offered in this prospectus may be resold by the selling stockholders without registration or without regard to volume limitations by reason of Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect.

     Because the selling stockholders may offer all or some of the shares which they hold pursuant to the offering contemplated by this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the selling stockholders’ shares, we have estimated that the selling stockholders will hold no shares after the completion of this offering. However, our registration of the shares does not necessarily mean that the selling stockholders will sell any or all of their shares, and the selling stockholders are not making any representation that any shares covered by this prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or part, any proposed sale of shares.

     This prospectus also covers any additional shares of common stock that become issuable in connection with shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

     Other than as indicated above and in the footnotes to the selling stockholders table, the selling stockholders are not affiliated with us and have not had any material relationship with us during the past three years.

Plan of Distribution

     The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:

•	on any U.S. securities exchange on which our common stock may be listed at the time of such sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market;

•	in connection with short sales; or

•	in a combination of any of the above transactions.

     The selling stockholders may offer their shares of common stock at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The selling stockholders may use broker-dealers to sell their shares of common stock. If this occurs, broker-dealers may either receive discounts or commission from the selling stockholder, or they may receive commissions from the purchasers of shares of common stock for whom they acted as agents. Such brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principals for their own accounts and reselling such securities under the prospectus.

     The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act of 1933. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act of 1933.

     As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling stockholders with respect to the offer to sell the shares under this prospectus. If we become aware of any agreement, arrangement or understanding, to the extent required under the Securities Act of 1933, we will file a supplemental prospectus to disclose:

(1)	the name of any such broker-dealers;

(2)	the number of shares involved;

(3)	the price at which such shares are to be sold;

(4)	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

(5)	that such broker-dealers did not conduct any investigation to verify the information set out in this prospectus, as supplemented; and

(6)	other facts material to the transaction.

     The registration rights agreement entered into among us and the selling stockholders have reciprocal indemnification provisions between us and each selling stockholder to indemnify each other against liabilities under the Securities Act, which may be based upon, among other things, any untrue statement of a material fact or any omission of a material fact. We have agreed to bear customary expenses incident to the registration of the shares for the benefit of the selling stockholders in accordance with such agreements, other than underwriting discounts and commissions directly attributable to the sale of such securities by or on behalf of the selling stockholder.

Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, DC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

     We have filed a registration statement on Form S-3 with the SEC to register shares of our common stock. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information included in the registration statement. For further information about us and about this offering, you may refer to the registration statement and its exhibits. You can review and copy the registration statement and its exhibits at the public reference facilities maintained by the SEC or on the SEC’s website described above.

     This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filing we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Annual Report on Form 10-K for the period ended March 31, 2002;

2. Quarterly Report on Form 10-Q for the period ended June 30, 2002; and

3. Registration Statement on Form 10, as amended, containing the description of our common stock, dated April 27, 1995.

     You may request a copy of these filings, at no cost, by writing to us at 4 Hutton Centre Drive, Suite 900, Santa Ana, CA 92707-8713, Attention: Investor Relations.

Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law allows companies to indemnify their directors and officers against expenses, judgments, fines and amounts paid in settlement under the conditions and limitations described in the law.

     Our certificate of incorporation provides that a director is not personally liable for monetary damages to us or to our stockholders for breach of his or her fiduciary duties as a director. A director will be held liable for a breach of his or her duty of loyalty to us or our stockholders, his or her intentional misconduct or willful violation of law, actions or inactions not in good faith, an unlawful stock purchase or payment of a dividend under Delaware law, or transactions from which the director derives an improper personal benefit. This limitation of liability does not affect the availability of equitable remedies against the director including injunctive relief or rescission. Our certificate of incorporation authorizes us to indemnify our officers, directors and other agent to the fullest extent permitted under Delaware law.

     We have entered into an indemnification agreement with each of our directors and officers. In some cases, the provisions of the indemnification agreement may be broader than the specific indemnification provisions contained in our certificate of incorporation or otherwise permitted under Delaware law. Each indemnification agreement may require us to indemnify an officer or director against liabilities that may arise by reason of his status or service as an officer or director, or against liabilities arising from the director’s willful misconduct of a culpable nature. The indemnification agreement may also require us to obtain directors’ and officers’ liability insurance, if available on reasonable terms. We maintain a directors’ and officers’ liability policy with Lloyds of London and General Star Indemnity Corporation that contains an aggregate limit of liability of $10,000,000 through 2002.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to these provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Legal Matters

     Jenkens & Gilchrist Parker Chapin LLP, New York, New York will pass upon the validity of the securities offered hereby.

Experts

     The consolidated financial statements of Starbase Corporation as of March 31, 2002 and 2001 and for the years ended March 31, 2002, 2001 and 2000, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which includes an explanatory paragraph relating to substantial doubt about the Company's ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

opinion and includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

We have not authorized any dealer, salesperson or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of      .

558,964 SHARES OF COMMON STOCK

STARBASE CORPORATION

PROSPECTUS

August ___, 2002

PART II

Information Not Required In Prospectus

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the fees and expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the registrant.

Securities and Exchange Commission registration fee	$29
Legal fees and expenses (1)	30,000
Accounting fees and expenses (1)	6,000
Transfer agent fees (1)	500
Printing and engraving expenses (1)	500
Miscellaneous (1)	324

Total	$37,353

(1)	Estimated.

Item 15. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the registrant, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonable entitled to indemnity for such expenses.

Our Certificate of Incorporation provides that directors shall not be personally liable for monetary damages us or our stockholders for breach of fiduciary duty as a director, except for liability resulting from a breach of the director’s duty of loyalty to us or our stockholders, intentional misconduct or willful violation of law, actions or in actions not in good faith, an unlawful stock purchase or payment of a dividend under Delaware law, or transactions from which the director derives improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Our Certificate of Incorporation also authorizes us to indemnify our officers, directors and other agents, by bylaws, agreements or otherwise, to the fullest extent permitted under Delaware law. We have entered into an Indemnification Agreement (the “Indemnification Agreement”) with each of its directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in our Certificate of Incorporation or as otherwise permitted under Delaware law. Each Indemnification Agreement may require us, among other things, to indemnify officers and directors against liabilities that may arise by reason of their status or service as a director or officer, against liabilities arising from willful misconduct of a culpable nature, and to obtain directors’ and officers’ liability insurance if available on reasonable terms.

     We maintain a directors and officers liability policy with Lloyds of London and General Star Indemnity Corporation that contains an aggregate limit of liability of $10,000,000 through 2002.

Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT
NO.	DESCRIPTION OF EXHIBIT

4.1	UBS Warburg Agreement, dated as of December 3, 2001.
4.2	SG Cowen Securities Corporation Agreement dated as of December 10, 2001.
4.3	Form of Agreement.
5.1	Opinion of Jenkens & Gilchrist Parker Chapin LLP.
23.1	Consent of Jenkens & Gilchrist Parker Chapin LLP. Included in Exhibit 5.1.
23.2*	Consent of Deloitte & Touche LLP
24.1	Powers of Attorney of certain directors and officers of Starbase. Included as part of the signature page on page II-5 of this filing.

•     - filed herewith

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)  To deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(3)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 2 to Form S-3 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on August 26, 2002.

STARBASE CORPORATION

By:	/s/ Douglas S. Norman

Douglas S. Norman Chief Financial Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James A. Harrer or Douglas S. Norman, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 2 to Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

* James A. Harrer	Chief Executive Officer and President	August 26, 2002

* John R. Snedegar	Chairman of the Board and Director	August 26, 2002

* Donald R. Farrow	Executive Vice President and Director	August 26, 2002

* William R. Stow III	Director	August 26, 2002

* Daniel P. Ginns	Director	August 26, 2002

* Barry W. Sullivan	Director	August 26, 2002

/s/ Douglas S. Norman Douglas S. Norman	Chief Financial Officer and Secretary	August 26, 2002

/s/ David J. Katzoff David J. Katzoff	Corporate Controller	August 26, 2002

*By:	Douglas S. Norman

Attorney-in-fact

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION OF EXHIBIT

4.1	UBS Warburg Agreement, dated as of December 3, 2001.
4.2	SG Cowen Securities Corporation Agreement dated as of December 10, 2001.
4.3	Form of Agreement.
5.1	Opinion of Jenkens & Gilchrist Parker Chapin LLP.
23.1	Consent of Jenkens & Gilchrist Parker Chapin LLP. Included in Exhibit 5.1.
23.2*	Consent of Deloitte & Touche LLP
24.1	Powers of Attorney of certain directors and officers of Starbase. Included as part of the signature page on page II-5 of this filing.

•	- filed herewith